Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-171256, 333-171256-01 to 333-171256-02

ENERGY FUTURE HOLDINGS CORP.

SUPPLEMENT NO. 2 TO

MARKET MAKING PROSPECTUS DATED APRIL 26, 2011

THE DATE OF THIS SUPPLEMENT IS JULY 21, 2011

On July 13, 2011, Energy Future Holdings Corp. filed the attached Current Report on

Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – July 7, 2011

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	001-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Competitive Holdings Company

(Exact name of registrant as specified in its charter)

Texas	001-34543	75-1837355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrant’s telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.06	Material Impairments.

In 2005, the United States Environmental Protection Agency (EPA) issued the Clean Air Interstate Rule (CAIR) requiring states to reduce emissions of sulfur dioxide and nitrogen oxide that significantly contribute to or interfere with maintenance of the EPA’s National Ambient Air Quality Standards (NAAQS) for fine particulate matter and/or ozone in downwind states. In 2008, the United States Court of Appeals for the D.C. Circuit invalidated the CAIR, but allowed the rule to continue until such time as the EPA issued a final replacement rule.

In August 2010, the EPA issued for comment a proposed replacement rule for CAIR called the Clean Air Transport Rule (as adopted, the Cross-State Air Pollution Rule (CSAPR)). As proposed, the CSAPR did not include the State of Texas in its annual sulfur dioxide or nitrogen oxide programs to address alleged downwind fine particulate effects. However, the EPA solicited comment on whether the State of Texas should be included in the annual program because of possible future concerns regarding downwind effects related to the annual NAAQS for fine particulate matter.

On July 7, 2011, the EPA issued the final CSAPR. As issued, the final CSAPR includes the State of Texas in its annual sulfur dioxide and nitrogen oxide emissions reduction programs, as well as the seasonal nitrogen oxide emissions reduction program. These programs would require significant additional reductions of sulfur dioxide and nitrogen oxide emissions from coal-fueled generation units in covered states (including the State of Texas) and institute a limited “cap and trade” system to achieve required reductions. Compliance with the CSAPR is required beginning January 1, 2012.

Based on the provisions of the CSAPR, we expect to have more sulfur dioxide emissions allowances than we will need to comply with the Clean Air Act’s existing acid rain cap-and-trade program. Our sulfur dioxide emission allowances were recorded as intangible assets at fair value in connection with purchase accounting related to our merger transaction in October 2007. Accordingly, on July 13, 2011, we determined that we expect to record a non-cash impairment charge in the third quarter of 2011 of approximately $400 million (before deferred income tax benefit) related to our existing sulfur dioxide emission allowance assets. We do not expect this non-cash impairment charge to cause us or any of our subsidiaries to be in default under any of our respective debt agreements or have a material impact on liquidity.

Item 8.01	Other Events.

The CSAPR requires that (i) one-quarter of the nationwide sulfur dioxide emissions reductions required by the rule occur within the State of Texas, (ii) the State of Texas reduce its total annual sulfur dioxide and nitrogen oxide emissions by approximately 47 and 8 percent, respectively, compared to 2010 levels, each by January 1, 2012, and (iii) our lignite/coal-fueled generation units reduce their annual sulfur dioxide and nitrogen oxide emissions by approximately 64 and 22 percent, respectively, compared to 2010 levels, each by January 1, 2012. The CSAPR also requires our lignite/coal-fueled generation units to reduce their seasonal nitrogen oxide emissions by 19 percent, compared to 2010 levels, by January 1, 2012. We are currently evaluating our operations and options to determine how to comply with the emissions requirements set forth in the CSAPR. Although the CSAPR establishes a “cap and trade” system intended to aid compliance with the emissions budgets, we do not expect sufficient liquidity in emissions trading markets to enable the purchase of emissions credits as a significant element of our near-term compliance strategy. Due to the short timeframe for compliance with the emissions budgets in the CSAPR (i.e., by January 1, 2012), the permitting, engineering, procurement and construction of the new environmental control equipment (or boiler equipment component replacements to enable switching to lower-sulfur coal while maintaining historical power output) necessary to comply with the CSAPR will not be feasible before the start of the compliance period.

In order to ensure near-term compliance with the CSAPR, the primary options we have identified are (i) reducing the operating levels at certain of our legacy lignite/coal-fueled generation facilities (potentially in conjunction with fuel switching and the mothballing or closure of related mining operations), (ii) conducting seasonal or temporary shut-downs of certain of our legacy lignite/coal-fueled generation facilities and related mining operations, (iii) installing and operating dry sorbent injection systems for sulfur dioxide emission reductions at certain of our legacy lignite/coal-fueled generation facilities (potentially in conjunction with reducing operating levels and/or fuel switching and mothballing or closure of related mining operations) and (iv) mothballing certain of our legacy lignite/coal-fueled generation facilities and related mining operations. We expect to apply one or more of these options at certain of our legacy lignite/coal-fueled generation facilities and related mining operations. In connection with these actions, we will likely incur material capital expenditures and operating costs and experience material revenue decreases due to reduced generation and wholesale power sales volumes, and we may incur other material asset (including goodwill) impairment charges.

At the request of the Texas Public Utility Commission, the Electric Reliability Council of Texas (ERCOT) is updating its prior review of the effects of federal environmental rules on adequate power supplies in the ERCOT region to include the CSAPR.

We are entitled to petition the EPA to (i) reconsider the final CSAPR provisions that would apply the annual sulfur dioxide and nitrogen oxide requirements to the State of Texas and (ii) stay the effectiveness of those provisions. We also have the option to challenge these provisions in appropriate legal proceedings. We cannot predict whether we would be successful in a legal challenge to the CSAPR.

Forward-Looking Statements

The information set forth in this Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this Current Report on Form 8-K that address activities, events or developments that Energy Future Holdings Corp. (“EFH Corp.”) or Energy Future Competitive Holdings Company (“EFCH”) expect or anticipate to occur in the future (often, but not always, through the use of words or phrases such as “plan to,” “intend to,” “will likely,” “expect,” “may,” “could” and “anticipate”), are forward-looking statements. Although EFH Corp. and EFCH believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in EFH Corp.’s and EFCH’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the U.S. Securities and Exchange Commission (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein). Neither EFH Corp. nor EFCH undertakes any obligation to publicly release any revision to the forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/s/ Stan Szlauderbach
Name: Stan Szlauderbach
Title: Senior Vice President and Controller

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

/s/ Stan Szlauderbach
Name: Stan Szlauderbach
Title: Senior Vice President and Controller

Dated: July 13, 2011